

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 20, 2025

Kraig T. Higginson
Chief Executive Officer and Chairman
Aspire Biopharma Holdings, Inc.
194 Candelaro Drive, #233
Humacao, PR 00791

> **Re: Aspire Biopharma Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 13, 2025**
> **File No. 333-287240**

Dear Kraig T. Higginson:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Daniel Crawford at 202-551-7767 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Arthur Marcus, Esq.